Exhibit 12.1

WHITING PETROLEUM CORPORATION AND SUBSIDIARIES
RATIO OF EARNINGS TO FIXED CHARGES
(dollars in thousands)

	Year Ended December 31,
	2008		2007		2006		2005		2004
Fixed charges:
Interest expensed	$59,010		$65,977		$66,265		$35,245		$11,800
Interest capitalized	3,129		3,664		556		-		200
Amortized premiums, discounts and capitalized expenses related to indebtedness	6,068		6,527		7,224		6,802		4,056
Estimate of interest within rental expense	431		424		386		298		182
Total fixed charges	$68,638		$76,592		$74,431		$42,345		$16,238

Earnings:
Income before income taxes	$408,820		$207,162		$233,272		$196,098		$114,005
Income from equity investees	(1,625)		(1,365)		(282)		(409)		-
Fixed charges (above)	68,638		76,592		74,431		42,345		16,238
Amortization of capitalized interest	463		97		41		41		21
Distributed income from equity investees	1,775		928		987		657		-
Interest capitalized	(3,129)		(3,664)		(556)		-		(200)
Total earnings	$474,942		$279,750		$307,893		$238,732		$130,064
Ratio of earnings to fixed charges (unaudited)	6.92	x	3.65	x	4.14	x	5.64	x	8.01	x